EXHIBIT 11

PACIFIC NORTH WEST CAPITAL CORP.

2007 ANNUAL GENERAL MEETING

2007 Annual General Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2007 Annual General Meeting of the shareholders of Pacific North West Capital Corp. is being held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, on Wednesday, August 22, 2007, at 10:00 a.m.

Pacific North West Capital Corp.

2303 West 41st  Avenue

Vancouver, British Columbia, V6M 2A3

Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

PACIFIC NORTH WEST CAPITAL CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Pacific North West Capital Corp. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Wednesday, August 22, 2007 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended April 30, 2007, and the auditors’ report thereon.
2.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.
3.	To approve and ratify the actions, deeds and conduct of the Directors on behalf of the Company since the date of the last meeting.

4.	To set the number of Directors at five.
5.	To elect Directors for the ensuing year.
6.

To approve, by disinterested shareholders, potential investments of the Company in certain reporting companies that are affiliated to the Company, being:  CanAlaska Uranium Ltd., Freegold Ventures Limited and El Nino Ventures Inc. and/or any new companies that may become affiliated to the Company in the ensuing year.

7.	To approve potential equity investments of up to $3,000,000 in non-affiliated companies.
8.	To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 27th day of July, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

President & CEO

PACIFIC NORTH WEST CAPITAL CORP.

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

INFORMATION CIRCULAR

as at July 3, 2007 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of PACIFIC NORTH WEST CAPITAL CORP. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held on Wednesday, August 22, 2007 at the Company’s Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of Computershare Investor Services, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, facsimile number 416-263-9524, outside North America and 1-866-249-7775 within North America not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with Computershare Investor Services, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, facsimile number outside North America 1-866-249-7775 and within North America 416-263-9524 not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

The information in this section is important to many shareholders as a substantial number of shareholders do not hold their shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting.  If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders will not appear on the share register of the Company.  Such shares will most likely be registered in the name of the broker or an agent of the broker.  In Canada, the vast majority of such shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms.  Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders.  As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent or nominee with this Information Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients.  The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder’s broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder.  Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”).  ADP typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures.  ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting.  A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote shares directly at the Meeting.  Instead, the voting instruction form must be returned to ADP or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

Alternatively, a shareholder who holds shares through a broker or other nominee may bring a legal proxy from their broker or intermediary to the meeting if that shareholder desires to vote at the meeting.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the proxy.

RECORD DATE

The Company has set the close of business on July 3, 2007, as the record date (the “Record Date”) for the Meeting.  Only the common shareholders of record, as at the Record Date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of the within Information Circular.  As such, all directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly are as follows:

Name	Office	Number of Shares

Harry Barr	Director, President and CEO	1,933,081
Bernard Barlin	Director	Nil
Alexander Walcott	Director	15,000
Steve Oakley	Director	10,000
Morris Medd	Director	Nil
Peter Dasler	VP, Business Development	304,444
John Londry	VP, Exploration	10,000
Gordon Steblin	CFO	30,000
Taryn Downing	Corporate Secretary	30,000

(1)

Of the 1,933,081 shares owned by Harry Barr, 288,100 shares are indirectly owned through Canadian Gravity Recovery Inc., a company wholly owned by Mr. Barr, 1,116,334 shares are indirectly owned through 293020 BC Ltd., a company wholly owned by Mr. Barr, 97,000 shares are indirectly owned through 607767 BC Ltd., a company wholly owned by Mr. Barr and the remaining 431,647 shares are owned directly by Mr. Barr.

(2)

These shares are held by Bay Geological Inc., a company wholly owned by Mr. Dasler.

Other than as specifically discussed in this Information Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain directors and officers have been granted stock options.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue an unlimited number of common shares without par value (the “shares”) of which 48,741,652 shares are issued and outstanding as of the Record Date.

A quorum of shareholders is present at a meeting of shareholders if a holder or holders of not less than 5% of the shares entitled to be voted at a meeting of shareholders are present in person or by proxy.  If any share entitled to be voted at a meeting of shareholders is held by two or more persons jointly, the persons or those of them who attend the meeting of shareholders constitute only one shareholder for the purpose of determining whether a quorum of shareholders is present.

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by Computershare Investor Services and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at July 3, 2007, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held(1)	Percentage Of Issued Shares
CDS & Company 25th Esplanade Toronto, Ontario M5E 1W5	33,189,014	68.09%
Stillwater Mining Company 1321 Discovery Drive Billings, MT 59102	5,050,692	10.36%

Notes

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

(2)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of your company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of your company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) means a plan providing compensation intended to motive performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers (“NEOs”) means the following individuals:

(a) each CEO; (b) each CFO; (c) each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Stock Appreciation Rights (“SARs”) means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of April 30, 2007.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended April 30 (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr, President and CEO	2007 2006 2005	90,130 85,750 80,280	3,922 6,276 20,960	Nil Nil Nil	Nil Nil 340,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, CFO	2007 2006 2005	31,100 35,400 34,700	2,231 3,570 11,400	Nil Nil Nil	Nil Nil 118,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Fees paid through a service company.

LTIPs – Awards in Most Recently Completed Financial Year

Other than the grant of stock options pursuant to the Company’s share option plan, the Company made no LTIP awards during the most recently completed financial year.

Options Granted to NEOs During the Most Recently Completed Financial Year

During the financial year ended April 30, 2007 no stock options were granted to NEOs.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SARS Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended April 30, 2007 and the number and value of unexercised options as at April 30, 2007.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at April 30, 2007 (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at April 30, 2007 ($)(2) Exercisable/Unexercisable (e)
Harry Barr, CEO	Nil	Nil	948,000/0	Nil
Gordon Steblin, CFO	Nil	Nil	244,000/0	Nil

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX on April 30, 2007 of $0.43 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Option and SARs Cancelled/Expired to NEOs During the Most Recently Completed Financial Year.

The table below sets out the number of common shares of the Company cancelled/expired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended April 30, 2007.

Name	Date of Grant	Number Granted	Exercise Price	Expiry Date
Gordon Steblin	December 21, 2001	25,000	$0.60	December 21, 2006

Option Repricings

During the financial year ended April 30, 2007 no options to NEOs were repriced.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

The NEOs do not have agreements with respect to their employment with the Company.  Refer to Compensation of Directors below disclosing the payments made by the Company.

During the year ended April 30, 2007, Harry Barr received $94,052 for management services and Gordon Steblin received $33,331 for accounting services.

By agreement effective December 1, 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years compensation.

Composition of the Compensation Committee

The Compensation Committee is comprised of Bernard Barlin, Alexander Walcott, and Steve Oakley.  None of these directors are officers or employees of the Company. The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation options, SARs securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company’s cash compensation to NEO’s tends to remain more or less constant, while any options, SARs security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SARs, shares and units, the grants made in previous years, and the number that remain outstanding along with the amount of options remaining issuable under the Company’s stock option plan.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, when determining cash compensation to the President and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as President and CEO, as well as personal risks and contributions to the Company’s success.  The President and CEO receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation of Directors

Commencing January 1, 2005 the directors were remunerated as follows: $1,500 per quarter, $500 per directors meeting and $500 per committee meeting.

During the year ended April 30, 2007 a total of $94,052 was paid to a company controlled by Harry Barr, President and Director of the Company for management services.

PERFORMANCE GRAPH

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment – April 30, 2002 to April 30, 2007.

	30-Apr-2002	30-Apr-2003	30-Apr-2004	30-Apr-2005	30-Apr-2006	30-Apr-2007
PFN	0.71	0.42	0.60	0.335	0.44	0.43
%	75.53	44.68	63.83	35.64	46.81	60.56
TSX Composite Index	7663.39	6586.07	8243.97	9369.30	12204.17	13416.68
%	96.44	82.88	103.74	117.90	153.58	175.07

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

During the fiscal year ended 2007, the Company maintained three incentive stock option compensation plans: the 2004 Plan, the 2005 Plan and a Performance Share Plan (all as defined below), all of which have been previously approved by the shareholders of the Company and by the TSX.  The following table sets forth information with respect to the securities outstanding under these incentive and stock option compensation plans as at April 30, 2007.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	5,185,791	0.59	6,489,096
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	5,185,791	N/A	6,489,096

Description of Existing Incentive and Stock Compensation Plans

The Company has three existing incentive and stock compensation plans which have previously been approved by the shareholders: the 2004 Plan, the 2005 Plan and the Performance Share Plan (all as defined below).  These plans, which are detailed below, are maintained separate and apart from each other.

(a)

2004 Stock Option Plan (Amended August 23, 2004)

The Company’s 2004 stock option plan, as amended August 23, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 6,324,200 shares.

Percentage of Issued and Outstanding Shares as of July 3, 2007

Shares issued upon exercise of incentive stock options	674,834	1.4%
Shares reserved for issuance pursuant to unexercised incentive stock options	5,649,366	11.6%
Unallocated shares available for future grants of incentive stock options	0	0%
TOTAL	6,324,200	13.0%

The 2004 Plan was adopted to advance the interests of the Company and its shareholders by affording key personnel, upon whose judgment, initiative and effects the Company relies for the successful conduct of the Company’s business, an opportunity for investment in the Company and the incentive advantages inherent in the share ownership in the Company.  The 2004 Plan authorizes the Board to grant options to key personnel selected by the Board, upon considering criteria such as employment position or other relationship with the Company, duties and responsibilities, ability, productivity, length of service or association, morale, interest in the Company, recommendations by supervisors and other matters.

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to key personnel upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price (which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding shares of the Company in any 12 month period and no insider may be granted options exceeding 5% of the issued and outstanding shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of shares reserved for any on individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee’s relationship with the Company is terminated for cause, then such person’s options will terminate on the same day that the relationship ceases.  If an optionee’s relationship with the Company is terminated for any reason other than cause or death, then such person’s options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30 day exercise period.  Upon death of an optionee, such optionee’s options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

The 2004 Plan may be amended by the Board as it may deem proper and in the best interests of the Company, subject to prior approval of the TSX, provided that no such amendment shall impair any option previously granted under the 2004 Plan.

All allowable options have now been granted under the 2004 Plan and, accordingly, any new options shall be granted by the Company under the 2005 Plan (see below).    The 2004 Plan shall only remain in effect until all outstanding options have either been exercised or expired.

(b)

2005 Stock Option and Incentive Plan (August 24, 2005)

The Company’s 2005 Stock Option and Incentive Plan dated August 24, 2005 (the “2005 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2005 Plan shall not exceed 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  Details of this plan are indicated below.

		Percentage of Issued and Outstanding Shares as of July 3, 2007
Shares issued upon exercise of incentive stock options	0	0
Shares issued upon exercise of performance shares	0	0
Shares reserved for issuance for unexercised incentive stock options	747,634	1.5%
Shares reserved for issuance for the unexercised performance shares	0	0
Unallocated shares available for future grants of incentive stock options	2,691,106	5.5%
TOTAL	3,438,740	7%

2005 Plan - General

The purpose of the 2005 Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company’s business.  Incentive benefits that may be granted under the 2005 Plan include:  stock options (tax qualified and non-tax qualified); stock awards, restricted stock, stock appreciation rights, performance shares/units; grant or sale of compensation related restricted shares or deferred shares, cash awards or other incentives that may be determined by the Board in future.

The 2005 Plan will be administered by the Board in accordance with the terms of the 2005 Plan.

The 2005 Plan provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 Plan will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 Plan will terminate on August 24, 2015.

Incentives under the 2005 Plan may be granted only to such directors, officers, employees, consultants, advisors or other eligible participants as determined by the Board (collectively, the “Participants”).  No individual may receive incentive grants exceeding 5% of issued and outstanding capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

The 2005 Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or TSX policies:  an increase in the fixed percentage of shares subject to the 2005 Plan and any change in the definition of Participant (i.e., persons that may receive options or awards under the 2005 Plan).

The Board may make amendments such as repricing and extending non-insider options.

If required by TSX policy to which the Company is subject, repricing or extension of Incentive agreements to insiders shall require shareholder approval.

Stock Options

The Board may grant options to Participants to purchase common shares of the Company upon such terms and conditions as the Board may determine.  The option price will be at fair market value, as determined by the Board in accordance with applicable laws and exchange policies.  Unless otherwise specified, the term of each option will be five years from the date of grant with any vesting provisions being set at the discretion of the Board.  In most circumstances, an option will be exercisable for a period of three months after an employee ceases to be an employee, where such termination of employment is voluntary, (only with respect to options that are vested on such date of termination of employment).  The options will terminate on the date an employee’s employment by the Company is terminated, if such termination is for cause.  Where employment has been terminated due to disability or death, the options will be exercisable for six months from the date of termination of employment or death with respect only to options that are vested on the date of termination of employment or death, as the case may be.

Any grant of option may provide for payment to the optionee of dividend equivalents or accretions thereon in cash or shares on a current, deferred or contingent basis or the Board may provide that any dividend equivalent may be credited against the option price.  Any grant of an option may provide that payment of the option price may be made in the form of restricted shares or other shares that are not subject to risk of forfeiture or restrictions on transfer in the manner determined by the Board.  Any grant may allow for deferred payment of the option price through a sale and remittance procedure whereby the Participant will sell the common shares through a Company-designated brokerage firm, which firm then will forward directly to the Company from the proceeds of sale of the shares, the aggregate option price payable for the purchased shares.

Subject to applicable laws and TSX policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the 2005 Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

Restricted Shares

Restricted shares will be sold or transferred by the Company to a Participant at a price which may be below fair market value or for no payment at all, but are subject to restriction on their sale or other transfer by the Participant and such shares will be escrowed until such time as the restrictions are removed.  The number of restricted shares that may be transferred or sold by the Company, the sale price, and the restrictions set on such shares will all be determined by the Board at the time of grant.

Deferred Shares

Deferred shares are an award of the right to receive shares at the end of a specified deferral period, upon fulfillment during the deferral period of pre-set performance conditions, all of which terms and conditions will be determined by the Board at the time of grant or sale of the deferred shares.

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.  At the time of this information circular, there are no performance shares allotted to be issued pursuant to the terms of the 2005 Plan.

(c)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,697,990 nominal value performance shares (1,116,940 in 2003; 1,581,050 in 2004).  These performance shares are separate from any performance shares that may be issued under the 2005 Plan.  To date 400,000 of these performance shares have been issued.  At the time of shareholder approval in 2003, the 1,116,940 shares represented 4.8% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,581,050 shares represented 5% of the Company’s then issued and outstanding shares.  As at July 3, 2007, the 2,697,990 performance shares represent 5.5% of the Company’s issued and outstanding shares.

These performance shares have been and shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company due to their particular expertise, management experience, operations experience, financial capacity, industry profile or other such characteristics. Vesting provisions have been and may be imposed at the discretion of the Board at the date of issuance.  The value of the performance shares shall be determined by the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance. As at July 3, 2007, no performance shares have been allotted.

		Percentage of Issued and Outstanding Shares as of July 3, 2007
Shares issued upon exercise of performance shares	400,000	0.8%
Shares reserved for issuance for the unexercised performance shares	0	0%
Unallocated shares available for future grants of incentive stock options	2,297,990	4.7%
TOTAL	2,697,990	5.5%

The above 2,697,990 performance shares are separate from any performance shares that may be issued under the 2005 Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending April 30, 2007.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the Directors, executive officers or other informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of such person or company, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company or any of its subsidiaries, except as disclosed herein.

APPOINTMENT OF AUDITORS

The Company’s auditors for the year ended April 30, 2006, Staley Okada & Partners, entered into a transaction with PricewaterhouseCoopers LLP.  The Directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending April 30, 2007.  PricewaterhouseCoopers LLP will be nominated at the Company’s Annual General Meeting for election as the Company’s auditors for the ensuing year.  Remuneration of PricewaterhouseCoopers LLP is to be determined by the Company’s Board of Directors.

MANAGEMENT CONTRACTS

No management functions of the reporting issuer or any subsidiary of the reporting issuer are to any substantial degree performed by a person other than the directors or executive officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of five directors.  All the proposed nominees are current directors.

Independence

Section 1.4 of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with  the Company.

Applying the definition set out in section 1.4 of MI 52-110, four of the five members of the Board are independent.  The members who are independent are Bernard Barlin, Alexander Walcott, Morris Medd and Steve Oakley.  Harry Barr is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Barr has been the CEO of the Company since November 29, 1996.

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Harry Barr	CanAlaska Uranium Ltd. Freegold Ventures Limited El Nino Ventures Inc.
Bernard Barlin	CanAlaska Uranium Ltd. Freegold Ventures Limited El Nino Ventures Inc.
Morris Medd	Freegold Ventures Limited El Nino Ventures Inc.

Meetings of Directors

The Board holds a minimum of four meetings each year, either in person or by consent resolution as well as additional meetings as required.  Since the beginning of the Company’s most recently completed financial year, the independent Directors have not held a meeting at which non-independent Directors were not in attendance.

Chairman

In the year ended April 30, 2007, Harry Barr was the President and CEO.  Under MI 52-110, Mr. Barr is not independent by virtue of the fact that he is the President and CEO of the Company (November 29, 1996 to Present) (in order to be independent, Mr. Barr must not have been an executive officer of the Company in the last three years).

Attendance Record

In the year ended April 30, 2007, the Board held three meetings and passed resolutions by way of consent resolutions on 27 different occasions.  All of the Directors attended all meetings and executed all consent resolutions.

Mandate of the Board of Directors

The Board has a written mandate which ensures that the Board discharges its responsibilities in an effective manner and that the Board understands the boundaries between Board and management responsibilities.

The mandate of the Board, as prescribed by applicable corporate law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Position Description for President and CEO

The Board is in the process of developing a written position description for the Chairman of the Board and the President of the Company.  The Board is also in the process of developing a written position description for the CEO.

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and Directors, who can answer any questions that may arise.

Ethical Business Conduct

Information regarding the Code of Business Conduct and Ethics may be found in Item 16B of the Company’s Form 20F dated July 27, 2007 filed on SEDAR at www.sedar.com.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are in integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Steve Oakley, Chairman of the Audit Committee, Alexander Walcott and Bernard Barlin who are financially literate in accordance with national securities legislation.  Mr. Oakley has more than 10 years experience in the mining and mineral exploration field in North America and has been involved in the development and management of private sector companies; Mr. Alexander Walcott has extensive experience in the mineral resource sector.  For the past 15 years, Mr. Walcott has been conducting exploration geophysics throughout North, South and Central Americas.  Mr. Walcott attended the University of Alberta specializing in geophysics. Mr. Bernard Barlin, B.Sc. (Eng.), P. Eng., C. Eng was a director or executive officer of public companies for over 30 years.

All of these directors are independent in accordance with the standards of director independence set out under MI 52-110.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Additional information regarding the audit committee may be found in Item 16A of the Company’s Form 20F dated July 27, 2007 filed on SEDAR at www.sedar.com.

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

April 30, 2007	$28,500	$3,300	$900	Nil
April 30, 2006	$25,725	Nil	$6,915	Nil

Compensation Committee

In fiscal year ended 2007, the Board of Directors appointed a Compensation Committee composed of three directors: Steve Oakley, Alexander Walcott, and Bernard Barlin.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

In fiscal 2007, the Board of Directors appointed a Corporate Governance Committee composed of three directors: Steve Oakley, Alexander Walcott, and Bernard Barlin.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

Assessments

The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended April 30, 2007.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Appointment of Auditors

The Company’s auditors for the year-ended April 30, 2007, Staley, Okada & Partners, merged with PricewaterhouseCoopers LLP.  The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending April 30, 2007.  Pricewaterhouse Coopers LLP will be nominated at the Company’s Annual General Meeting for election as the Company’s auditors for the ensuing year.  Remuneration of PricewaterhouseCoopers LLP is to be determined by the Company’s Board of Directors.

3.

Ratification of Acts of Directors

Management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual Meeting.

4.

Set Number of Directors

Management of the Company intends to propose a resolution to set the number of Directors at five.

5.

Election of Directors

It is proposed that the below-stated nominees be elected at the Meeting as directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at July 3, 2007.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Harry Barr(7) Vancouver, BC, Canada President, CEO, & Director	Chairman & COO of CanAlaska Uranium Ltd. (2004- 2007); President & CEO of CanAlaska Uranium Ltd. (1985–2004); Director of CanAlaska (1985-2007); Chairman of Freegold Ventures Limited (1999-present); President & CEO of Freegold Ventures Limited (1991-1999); Director of Freegold Ventures Limited (1991–present); Chairman and CEO of El Nino Ventures Inc. (2003-2007); and Director of El Nino Ventures Inc. (1999–present).	1996	1,933,081 (7)
Bernard Barlin(2)(3)(4)(5)(6) Hampshire, UK Director	Director of CanAlaska Uranium Ltd. (1989-present); Director of Freegold Ventures Limited (1985-present); and Director of El Nino Ventures Inc. (2004-present); Technical Consultant of Hudson Bay Mining and Smelting (1986-1989).	2000	Nil
Alexander Walcott(2)(3)(4)(5)(6) Vancouver, BC, Canada Director	Geophysical consultant for mineral exploration.	2004	15,000
Steve Oakley(2)(3)(4)(5)(6) Surrey, BC, Canada Director	Independent businessman, Managing Director of Opticom Technologies Inc. (1998- 2007); Foran Mining Corp. (1997-1998) and BHP Minerals (1994-1997).	2006	10,000
Morris Medd(5)(6) Ontario, Canada Director	Independent businessman, President of Redpath Group (1999-2004).	2007	Nil

Notes:

(1)

The information has been furnished by the respective directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated director

(6)

Outside (i.e., non-management) director.

(7)

Of the 1,933,081 shares owned by Harry Barr, 288,100 shares are indirectly owned through Canadian Gravity Recovery Inc., a company wholly owned by Mr. Barr, 1,116,334 shares are indirectly owned through 293020 BC Ltd., a company wholly owned by Mr. Barr, 97,000 shares are indirectly owned through 607767 BC Ltd., a company wholly owned by Mr. Barr and the remaining 431,647 shares are owned directly by Mr. Barr.

Bernard Barlin is also a director of CanAlaska Uranium Ltd. and as a member of the Board of Directors of such company, he will be empowered to vote the shares of CanAlaska Uranium Ltd.

Harry Barr and Bernard Barlin are also directors of Freegold Ventures Limited and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Freegold Ventures Limited.

6.

Potential Investments by the Company in Affiliated Companies

The Company from time to time in the past has invested funds in CanAlaska Uranium Ltd., Freegold Ventures Limited and El Nino Ventures Inc., reporting companies which are affiliated with the Company by virtue of these companies each having common directors with the Company, common shareholders with the Company and existing inter-corporate investments with the Company.

The Company may wish to undertake one or more investments in any of these three companies and/or any new companies that may become affiliated with the Company in the ensuing year and accordingly the Company will seek shareholder approval, by a simple majority of disinterested shareholders (being those shareholders who are not directors, senior officers or holders of 10% or more of the outstanding shares of any of CanAlaska Uranium Ltd., Freegold Ventures Limited, or El Nino Ventures Inc.), to permit the Company to invest in any of these three companies so long as such investment, in management’s opinion, is in the best interests of the Company and so long as the Company maintains sufficient working capital and project capital for ongoing operations.

Any such transaction will be subject to the prior approval of the TSX which may include specific shareholder approval of the transaction contemplated.

The text of the resolution which is proposed for approval is as follows:

“RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

Subject to TSX approval the Company be permitted to invest in any of CanAlaska Uranium Ltd., Freegold Ventures Limited, El Nino Ventures Inc. and/or any new companies that may become affiliated with the Company in so long as such investment, in management’s opinion, is in the best interests of the Company and so long as the Company maintains sufficient working capital and project capital for ongoing operations; and

2.

Any one director or senior officer of the Company be authorized to sign all documents or perform all actions deemed necessary in order to obtain from regulatory authorities and the TSX the required authorization to proceed with any such investment, and to sign and execute any document or perform any action to give effect to the present resolution.”

7.

Equity Investments

The Company’s GIC returns average 4% and management believes that by placing some of these funds in equity investments it can obtain a better return.  Accordingly, management will seek shareholder approval to allow it to make investments in other public and/or private companies who are focused on exploration, development and production in the mining industry and/or in an Initial Public Offering of a new public company, which investments may total up to $3,000,000 of the Company’s unallocated capital and which investments may be made in tranches of up to $1,000,000, so long as the Company maintains sufficient working capital and sufficient funds to fund exploration and development expenditures for ongoing operations.  In addition, under certain circumstances the Company may also invest in service companies related to the mining industry. As of July 18, 2007, the Company had $11,500,000 in working capital and existing investments in securities.

Management will use these investment funds to purchase securities of resource companies that, in management’s opinion, after reasonable due diligence, are currently undervalued but are companies that have a proven management and/or a technical team in place and hold key projects and assets that could reasonably be expected to increase the value of the company’s shares over a 24 month period.

The objective of this investment is to generate a return on equity per year that is higher than the Company’s historical 4% average in a guaranteed investment certificate (GIC).

The ability of the Company to invest its funds in securities of other companies is subject to TSX approval, which approval will be sought as soon as reasonably practicable after the Meeting.

The text of the resolution which is proposed for approval is as follows:

RESOLVED THAT:

1.

Subject to TSX approval, the Company is hereby authorized to invest up to $3,000,000, in securities of other companies, such investments to be made in the sole discretion of management of the Company, after having conducted reasonable due diligence, which investments are hereby consented to and approved; and

2.

Any one director or senior officer of the Company be authorized to sign all documents or perform all actions deemed necessary in order to obtain from regulatory authorities and the TSX the required authorization to proceed with any such investments, and to sign and execute any document or perform any action to give effect to these resolutions.”

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Company will consider and transact such other business as may properly come before the meeting or any adjournment.  The management of the Company know of no other matters to come before the meeting other than those referred to in the notice of meeting.  Should any other matters properly come before the meeting the share represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available concerning the Company and its operations on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.  Copies of this information are available either on SEDAR or by contacting the Company at its offices located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3; phone 604-685-1870; fax 604-685-6550.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

Dated this 27th day of July, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

President & CEO

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, British Columbia, Canada

V6M 2A3

Toll Free:

1.800.667.1870

Telephone:

1.604.648.1400

Facsimile:

1.604.685.8045

info@pfncapital.com

www.pfncapital.com